March 14, 2025

Nicholas J. Randall
Chief Executive Officer
FreightCar America, Inc.
125 South Wacker Drive, Suite 1500
Chicago, Illinois 60606

        Re: FreightCar America, Inc.
            Registration Statement on Form S-3
            Filed February 28, 2025
            File No. 333-285463
Dear Nicholas J. Randall:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed February 28, 2025
General

1. Please revise your registration statement to specifically incorporate by reference your
       Form 10-K for the fiscal year ended December 31, 2024. Refer to Item 12(a)(1) of
       Form S-3. In addition, your filing currently omits certain disclosure concerning officers and directors that is required by the Form. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a proxy statement which includes such information. For guidance, please refer to Question
123.01 of the
       Securities Act Forms Compliance and Disclosure Interpretations.
 March 14, 2025
Page 2
Selling Stockholder, page 27

2. Please revise page 29 to clearly indicate the beneficial owner and natural person with dispositive voting power for the entity in the table.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   David A. Sakowitz, Esq.